UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(RULE 13d - 102)

Information to be included in statements filed pursuant

to Rules 13d-1(b), (c) and (d) and amendments thereto filed

pursuant to 13d-2(b)

(AMENDMENT NO. 3)*

NetSol Technologies, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

64115A204

(CUSIP Number)

June 29, 2007

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of

1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the

Notes).

(Continued on the Following Pages)

(Page 1 of 4)

CUSIP No. 64115A204	13G	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

The Tail Wind Fund Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a)	☐
(b)	☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

A British Virgin Islands corporation

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

2,216,177

6.	SHARED VOTING POWER

0

7.	SOLE DISPOSITIVE POWER

2,216,177

8.	SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,216,177

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.9%

12.	TYPE OF REPORTING PERSON*

CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 64115A204	13G	Page 3 of 4 Pages

This statement is filed pursuant to Rule 13d-2(b) with respect to the common stock (the "Common Stock") of NetSol Technologies, Inc. beneficially owned by the Reporting Person specified herein as of July 11, 2007 and amends and supplements the Schedule 13G filed by the Reporting Person on June 23, 2006, as amended on February 12, 2007 and July 12, 2007 (the "Schedule 13G").

Due to a clerical error, the Reporting Person inadvertently stated on the Schedule 13G Amendment No. 2 filed on July 12, 2007 ("Amended 13G") that the Reporting Person beneficially owned 2,228,860 shares of Common Stock (3,915,188 shares without regard to the Ownership Limitation, defined below), when in fact the Reporting Person beneficially owned 2,216,177 shares of the Common Stock (4,030,619 shares without regard to the Ownership Limitation). This Amended 13G correctly states such information as of July 11, 2007. Except as set forth herein, the Schedule 13G is unmodified.

ITEM 4.	OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

Subject to the Ownership Limitation (defined below), The Tail Wind Fund Ltd. (“Tail Wind”) owns a total of 4,030,619 shares of Common Stock, including (i) 742,740 shares of Common Stock held (including 606,061 shares issued to Tail Wind on June 29, 2007), (ii) 2,151,515 shares of Common Stock issuable upon conversion of $3,550,000 in liquidation preference of the issuer’s Series A 7% Cumulative Convertible Preferred Stock (“Preferred Stock”), (iii) 833,334 shares of Common Stock issuable upon exercise of warrants issued to Tail Wind on June 21, 2006, and (iv) 303,030 shares of Common Stock issuable upon exercise of warrants issued to Tail Wind on June 29, 2007 (together with the warrants issued on June 21, 2006, the “Warrants”).

In accordance with Rule 13d-4 under the Securities Exchange Act of 1934, as amended, because the number of shares of Common Stock into which the Reporting Person's Preferred Stock and Warrants are convertible and exercisable is limited, pursuant to the terms of such instruments, to that number of shares of Common Stock which would result in the Reporting Person having beneficial ownership of 9.9% of the total issued and outstanding shares of Common Stock (the "Ownership Limitation"), the Reporting Person disclaims beneficial ownership of any and all shares of Common Stock that would cause the Reporting Person's beneficial ownership to exceed the Ownership Limitation.

Therefore, in accordance with the Ownership Limitation, Tail Wind, based upon 20,912,186 shares of common stock outstanding, beneficially owns 2,216,177 shares of Common Stock and disclaims beneficial ownership of 1,814,442 shares of Common Stock.

Each of the above calculations is determined as of July 11, 2007.

(b)	Percent of class:

Tail Wind’s beneficial ownership of 2,216,177 shares of Common Stock constitutes 9.9% of all the outstanding shares of Common Stock, based upon 20,154,610 shares of Common Stock outstanding as of June 20, 2007 as reported by the issuer to Tail Wind, plus 757,576 shares of Common Stock issued to Tail Wind and another investor since such date, plus the number of shares underlying the Preferred Stock and Warrants held by Tail Wind.

CUSIP No. 64115A204	13G	Page 4 of 4 Pages

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

2,216,177

(ii)	Shared power to vote or to direct the vote

Not applicable.

(iii)	Sole power to dispose or to direct the disposition of

2,216,177

(iv)	Shared power to dispose or to direct the disposition of

Not applicable.

ITEM 10.	CERTIFICATION.

By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Dated: July 13, 2007	THE TAIL WIND FUND LTD.

	By:	/s/ Andrew P. MacKellar
Andrew P. MacKellar, Director